18001337

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: August 31, 2020 | |
| Estimated average burden | |
| hours per response . . . 12.00 | |

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
MAR 19 2018
Washington DC
415

| SEC FILE NUMBER |
|---|
| 8 - 47071 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YYYY) AND ENDING 12/31/2017 (MM/DD/YYYY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

North Sea Securities L.P.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

299 Park Avenue, 6th Floor
(No. and Street)

| New York | NY | 10171 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Calder — 212-739-0783 (Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Withum Smith + Brown PC
(Name -- *if individual, state last, first, middle name*)

| 200 Jefferson Park, Suite 400 | Whippany | NJ | 07981 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Jonathan Calder, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North Sea Securities L.P., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

Signature

CEO
Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2018

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

| OMB APPROVAL | |
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| OMB Number: | 3235-0123 |
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8 - 47071 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YYYY) AND ENDING 12/31/17 (MM/DD/YYYY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

North Sea Securities L.P.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

299 Park Avenue, 6th Floor
(No. and Street)

| New York | NY | 10171 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Calder — 212-739-0783 (Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Withum Smith + Brown PC
(Name -- if individual, state last, first, middle name)

| 1411 Broadway, 9th Floor | New York | NY | 10018 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## Contents

withum

AUDIT TAX ADVISORY

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the General Partner of
North Sea Securities, L.P.

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of North Sea Securities, L.P. (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*WithumSmith+Brown, PC*

We have served as the Company's auditor since 2015.

March 15, 2018

Whippany, New Jersey

# North Sea Securities L.P.
## Statement of Financial Condition
## As of December 31, 2017

| | |
|---|---|
| **Assets** | |
| Cash | $ 488,790 |
| Accounts receivable, net | 3,407,352 |
| Note receivable | 195,106 |
| Due from related party | 283,675 |
| Other assets | 15,895 |
| Total Assets | $ 4,390,818 |
| | |
| **Liabilities and Partner's Capital** | |
| Accounts payable and accrued expenses | $ 1,469,898 |
| Total Liabilities | 1,469,898 |
| | |
| Partner's capital | 2,920,920 |
| Total Liabilities and Partner's Capital | $ 4,390,818 |

## 1. Notes on Significant Business Activities

North Sea Securities, L.P. (the "Company"), a Delaware limited partnership, is registered as a broker-dealer in securities with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). In this capacity, it provides investment banking and other financial consulting services. The Company solely participates in transactions related to Mergers and Acquisitions and Private Placements.

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

North Sea Partners L.P. is the sole member.

## 2. Summary of Significant Accounting Policies

### Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The following is a summary of the significant accounting policies followed by the Company.

### Cash
Cash consists of cash in banks, primarily held at one financial institution which at times may exceed federally insured limits. Funds deposited with a single financial institution are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses in such accounts related to exceeding these limits.

### Income Taxes
The Company is recognized as a Limited Partnership for federal and state tax purposes. As a Limited Partnership, the Company is not subject to federal or state income taxes, but are subject to New York City taxes. The Company's income or loss is reportable by its partners on their individual tax returns.

US GAAP provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

The Company has deferred tax assets of approximately $144,000 related to the prior year net loss and net operating loss carry forwards for New York City UBT. A full valuation allowance has been established against the total deferred tax asset. The loss carry forwards start expiring in 2034.

For the year ended December 31, 2017 management has determined that there are no material uncertain income tax positions.

## 2. Summary of Significant Accounting Policies (continued)

**Revenue Recognition**

Revenue from advisory services is recognized as services are performed. Success fees are considered earned when the transaction closes. Hedge fund trailers are calculated on a quarterly basis based on the funds' management and incentive fee and the Company's agreed upon share.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606), which will supersede nearly all existing revenue recognition guidance under GAAP. The core principle of this ASU is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments, and assets recognized for costs incurred to obtain or fulfill a contract. ASU 2014-09 was scheduled to be effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of Effective Date, which defers the effective date of ASU 2014-09 by one year and allows entities to early adopt, but no earlier than the original effective date. ASU 2014-09 will now be effective for the Company for the annual reporting period beginning January 1, 2018. This update allows for either full retrospective or modified retrospective adoption. In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, which amends guidance previously issued on these matters in ASU 2014-09. The effective date and transition requirements of ASU 2016-10 are the same as those for ASU 2014-09.

In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow Scope Improvements and Practical Expedients, which clarifies certain aspects of the guidance, including assessment of collectability, treatment of sales taxes and contract modifications, and providing certain technical corrections. The effective date and transition requirements of ASU 2016-12 are the same as those for ASU 2014-09.

The Company has assessed the effect that Topic 606 (as amended) will have on its result of operations, financial position and cash flows. Topic 606 is not expected to have a material impact on the Company's financial statements.

**Use of Estimates**

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

**Accounts Receivable, Net and Allowance for Doubtful Accounts**

Receivables from customers are uncollateralized customer obligations due under the terms of underlying agreements. The Company provides an allowance for doubtful accounts, when necessary, equal to the estimated collection losses that will be incurred in collection of specific receivables. At December 31, 2017, the Company recorded an allowance for doubtful accounts of $74,615.

## 3. Related Parties

The Company has a continuing relationship agreement with a former member, Hycroft LLC ("Hycroft"), in which certain Hycroft employees are registered representatives of the Company. Non-transactional revenue generated in the broker dealer is shared with Hycroft and any transactional fees are revenue solely of the Company, subject to any commission agreements with registered representatives. Transactional fees totaled $5,210,156 during 2017 and are included in the Statement of Operations. The agreement calls for Hycroft to pay the Company a monthly retainer, offset by a percentage of revenues paid to Hycroft and credits for shared employee salary and shared office space. Fees paid to Hycroft totaled $122,000.

The Company earned revenue in the amount of $408,000 from Hycroft LLC and had a receivable due from Hycroft LLC, in the amount of $283,675 at December 31, 2017.

## 4. Commitments and Contingencies

The nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such actions against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company. The Company had no underwriting commitments or contingent liabilities at December 31, 2017.

## 5. Concentrations

For the year ended December 31, 2017, two customers accounted for approximately 71% of revenue and one customer makes up approximately 61% of accounts receivable at December 31, 2017.

## 6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $279,830, which exceeded the required net capital minimum of $72,843 by $206,987

## 7. Exemption from Rule 15c3-3

The Company is exempt from Securities Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) however is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers". As the Company does not handle customer cash or securities, it does not have any obligation with respect to Possession or Control requirement of SEC Rule 15c3-3.

## 8. Subsequent Events

Management of the Company has evaluated subsequent events through the date these financial statements were issued and have no events to report.